SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

On December 4, 2003, the Company announced that it had closed an equity financing of approximately $2.2M that was subject to shareholders approval at its annual general meeting held on November 26, 2003. Attached hereto is the Company’s press release disclosing the closing of the transaction entitled “ViryaNet Completes Private Placement Transaction”.

A pro-forma balance sheet using the Company’s reported financial results for its third fiscal quarter of 2003 is also attached hereto to demonstrate the impact of the abovementioned financing (including the one consummated by the Company during November 2003 as previously reported by the Company) on the Company’s balance sheet if these transactions were completed on or before September 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: December 5, 2003	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on December 4, 2003, entitled “ViryaNet Completes Private Placement Transaction.”

99.2	Condensed consolidated pro-forma Balance Sheets (U.S. GAAP).